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March 22, 2013		Writer’s Direct Contact 212.468.8088 NEvans@mofo.com

Via EDGAR

Larry Spirgel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Salon Media Group, Inc.
Preliminary Information Statement filed on Schedule 14C
Filed March 15, 2013
File No. 000-26395

Dear Mr. Spirgel:

On behalf of our client, Salon Media Group, Inc. (the “Company”), we are responding to the comments transmitted by the Staff to the Company on March 20, 2013 with respect to the Preliminary Information Statement referenced above.  We expect to file a Definitive Information Statement reflecting such responses in accordance with the requirements of Regulation 14C on or about March 27, 2013, as stated in the Preliminary Information Statement.  Below, we identify in bold the Staff’s comments and note in regular type our response.  Page number references in our responses refer to the above-referenced information statement.

The Common Stock Increase Amendment, page 6

1.
Please supplement your disclosure to address the dilutive affect the recapitalization will have on unaffiliated shareholders. In addition, explain the risk of further dilution that will result from issuances of the 69,163,618 shares of common stock available for future issuances after completion of the recapitalization.

We propose to add the following section on page 6 before “Potential Anti-Takeover Effect.”

Larry Spirgel
March 22, 2013
Page Two

Dilution

For purposes of this section, (i) “non-affiliate holders” consists of all holders of Common Stock other than the directors and officers of the Company and their affiliated entities, and (ii) shares that may be issuable upon vested options are excluded from the calculations.  See also “Security Ownership of Certain Beneficial owners and Management” and “The Common Stock Increase Amendment.”

Prior to the Recapitalization, non-affiliate holders held 2.14 million or 65.23 % of the outstanding shares of Common Stock at December 31, 2012, assuming no conversion of any convertible securities.  Assuming conversion of all convertible notes and shares of preferred stock in accordance with their terms, prior to the Recapitalization, non- affiliate holders would have held 5.58 million shares or 33.73% of the outstanding shares of Common Stock at December 31, 2012.  Following the Recapitalization, non-affiliate holders will hold 12.87 million shares or 16.65% of all outstanding shares (including the additional 46.58 million shares).

Holders of common stock are subject to further dilution upon any future issuance of the 69.1 million shares of common stock available for issuance following the Recapitalization.

Forward Looking Statements, page 9

2.
Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

We hereby confirm that the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 will be deleted from the Definitive Information Statement.

Appendix A

3.
The first sentence of Section 2.(A) specifies that “[t]he Corporation is authorized to issue a total of 80,000,000 shares of stock in two classes…” Please reconcile this information with statements elsewhere, including the next sentence under Section 2.(A), which indicate that you will have the authority to issue 5,000,000 preferred shares and 150,000,000 common shares.

Larry Spirgel
March 22, 2013
Page Three

Thank you for this comment.  We will correct Appendix A in the Definitive Information Statement to state that the “Corporation is authorized to issue a total of 155,000,000 shares of stock in two classes…”.

We appreciate in advance your time and attention to the response letter.  Should you have any additional questions or concerns, please call me at 212-468-8088.

Sincerely,

/s/ Nilene R. Evans
Nilene R. Evans

cc: Jonathan Groff, Esq.
      James R. Tanenbaum